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Rock City ZA

Pizza Place

Dallas, TX 75238

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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.

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THE PITCH

Rock City ZA is seeking investment to open a genuine Detroit Style Pizza place in Dallas, Texas.

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INVESTOR PERKS

Rock City ZA is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

$500 level Invest $500 or more to qualify. *10 of 10 remaining*

$10,000 Level Invest $10,000 or more to qualify. *10 of 10 remaining*

Invite to pre-opening party

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PRESS

'Rock City' native delivers new slice of Detroit-style pizza to Dallas

The rule is that "it takes three to make a trend," and Dallas has passed that threshold when it comes to the category of pizz

Rock City Za Brings Detroit-Style Pizza to DFW

Plus, Abu Omar Halal opens in Arlington, and more dining intel

Inside the Rise of Detroit-Style Pizza In Dallas - D Magazine

For this city of transplants, a comforting transplant food makes so much sense.

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OUR STORY

As a native suburban Detroiter, I grew up just 5 miles north of Detroit. Since moving to Dallas in 2001, I have longed for genuine Detroit Style Pizza. I kept telling my wife I was going to open my own place. My wife, Kerry, said make it happen. So, I did. I went to Detroit, learne how to make Detroit Style Pizza, and now I'm making it for North Texans.

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July 2020 - Went to Detroit to learn from the originators of Detroit Style Pizza.

Aug. 2020 - Dec. 2020 - Sold Out 45 Straight Pop-Up Nights

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TARGET MARKET

Our mission is to bring delicious, genuine Detroit style pizza to Dallas, Texas.



North East Dallas Population: 298,413.

98% of Americans eat pizza.

93% of Americans eat at least one pizza every month.

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VOTED D MAGAZINES BEST NEW BITES 2020



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THE TEAM

Mark Slaughter
Owner
Mark has twenty years of restaurant experience. He's worked at the Capital Grill, Oceanaire, Potbelly, LaSalle Grille, and the Macaroni Grill
He has over ten years of sales experience, working for the Dallas Mavericks, Playsight, and Chase.

Chef Charlie Trotter said that Mark's service was some of the best he had ever experienced in his many years of restaurant experience.

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ROCK CITY ZA BRINGS DETROIT-STYLE PIZZA TO DFW

"A new pop-up serving Detroit-style pizza has come to the Metroplex, and this one is actually run by a Detroit native. Mark Slaughter, owner of Rock City Za, told CultureMap that he traveled back to his hometown earlier this year to learn how to make the specialty dough that makes Detroit-style pizzas unique. For the uninitiated, Detroit-style pizzas are baked in a rectangular pan, and are usually topped with Wisconsin brick cheese as opposed to mozzarella. The end result is a buttery, crispy crust with cheese right up to the edge. For now, Rock City is taking orders online starting every Tuesday for pickup Wednesday through Friday. 'I'm limiting it right now because I sell out every week,'" https://dallas.eater.com/

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This is a preview. It will become public when you start accepting investment.

Rock City ZA is not accepting investment.
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Data Room

Intended Use of Funds

Target Raise   Maximum Raise

Space Build Out	$35,000
Equipment Purchase	$24,000
Opening Inventory	$3,000
Operating Capital	$8,500
Mainvest Compensation	$4,500
Total	**$75,000**

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$842,000	$934,620	$1,869,240	$1,962,700	$2,944,050
Cost of Goods Sold	$273,650	$303,751	$607,502	$637,876	$956,814
Gross Profit	**$568,350**	**$630,869**	**$1,261,738**	**$1,324,824**	**$1,987,236**
EXPENSES					
Rent	$39,600	$40,590	$83,208	$85,288	$131,130
Utilities	$9,000	$9,990	$19,980	$20,978	$31,467
Salaries	$287,200	$318,792	$637,584	$669,462	$1,004,193
Insurance	$8,000	$8,200	$16,810	$17,230	$26,491
Equipment Lease	$18,000	$18,450	$39,737	$40,730	$62,623
Repairs & Maintenance	$7,500	$7,687	$15,758	$16,151	$24,834
Legal & Professional Fees	$11,000	$11,275	$23,114	$23,691	$36,426
Operating Profit	**$188,050**	**$215,885**	**$425,547**	**$451,294**	**$670,072**

This information is provided by Rock City ZA. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement   **2021 Balance Sheet**
RCZ Pitch Deck.pptx

Investment Round Status

Target Raise	$75,000
Maximum Raise	$107,000
Amount Invested	$0
Investors	0
Investment Round Ends	July 30, 2021

Summary of Terms

Legal Business Name	Detroit Style In
Investment Structure	Revenue Sharing No
Early Investor Bonus	1.6
Investment multiple for the first $10,000 invested	
Investment Multiple	1.5
Business's Revenue Share	3%-4.3
Minimum Investment Amount	$10
Repayment Schedule	Quarter
Securitization	Nor
Maturity Date	January 1, 202

Financial Condition

Forecasted milestones

Rock City ZA forecasts the following milestones:

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Hire for the following positions by **January 2021**: **3 pizza cooks, 3 pizza prep cooks, 2 dough masters, 2 delivery drivers, 2 phone sales/cashiers**
Achieve **$890,000** revenue per year by **end of year 1**.
Achieve **$180,000** profit per year by **end of year 1**.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rock City ZA to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rock City ZA operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes i customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rock City ZA competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rock City ZA's core business or the inability to compete successfully against the with other competitors could negatively affect Rock City ZA's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rock City ZA's management or vote on and/or influence any managerial decisions regarding Rock City ZA. Furthermore, if the founders or other key personnel of Rock City ZA were to leave Rock City ZA or become unable to work, Rock City ZA (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stable economic conditions ar other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rock City ZA and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rock City ZA is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Eve after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you ar permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you shoulc be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rock City ZA might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that adc tional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rocl City ZA is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rock City ZA

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crise among other factors are unpredictable and could negatively affect Rock City ZA's financial performance or ability to continue to operate. I the event Rock City ZA ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rock City ZA nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such a a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that

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Lack of Ongoing Information

Rock City ZA will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly traded-reporting company; and Rock City ZA is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rock City ZA will carry some insurance, Rock City ZA may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rock City ZA could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rock City ZA's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rock City ZA's management will coincide: you both want Rock City ZA to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rock City ZA to act conservatively to make sure they are best equipped to repay the Note obligations, while Rock City ZA might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rock City ZA needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rock City ZA or management), which is responsible for monitoring Rock City ZA's compliance with the law. Rock City ZA will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include the maximum amount you can receive. You cannot receive more than that even if Rock City ZA is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rock City ZA fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rock City ZA, and the revenue of Rock City ZA can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rock City ZA to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are

Real Estate Risk

Rock City ZA is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Rock City ZA is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Rock City ZA is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

This information is provided by Rock City ZA. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Rock City ZA isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

Rock City ZA is not accepting investment.
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